中信泰富有限公司

BY COURIER

RECEIVED

2008 MAY 22 P 2:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption No. 82-5232

CITIC PACIFIC

Date : 21st May, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

08002768

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since April 22, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
MAY 28 2008
THOMSON REUTERS

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Assistant Director -
Company Secretariat

dw 5/23

Encl.
AT/ww/LTR-2966

Annexure

CITIC Pacific Limited

List of Information that the Company since April 22, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : May 6, 2008
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Announcement on Poll Results of Annual General Meeting held on 8 May 2008
   Date : May 8, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Return of Allotments
   Date : May 9, 2008
   Entity Requiring Item : Hong Kong Companies Registry

4. Document : Announcement on the payment of dividend for the year ended December 31, 2007 and closure of register of members of Daye Special Steel Co., Ltd. (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) *(only available in Chinese)*
   Date : May 14, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Announcement on Connected Transaction
   Date : May 16, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

HKEx 香港交易所

RECEIVED
2008 MAY 22 P 2:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30th April, 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Evan Chan (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	267 CITIC Pacific Limited
Representative Name	Ms Stella Chan Chui Sheung
Contact Person	Ms Stella Chan
Contact No.	2820 2184 Submit Date May 6, 2008

A. Information on Types of Listed Equity Securities

- ☐ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☑ Other Classes of shares : Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 267 Description : N/A

	No. of ~~Ordinary~~ Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date) ( )	-		-
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : __________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : __________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,200,000,000**

C. Movement in Issued Share Capital

	No. of ~~Ordinary~~ Shares (1)	No. of ~~Ordinary~~ Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	2,196,966,160	-	-	-
Increase/ ~~(Decrease)~~ during the month	20,000	-	-	-
Balance at close of the month	2,196,986,160	-	-	-

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month: Granted	Exercised	Cancelled	Lapsed	Total No. of Options at close of the month	No. of New Shares Arising Therefrom
29,830,000	-	20,000	-	-	29,810,000	20,000

Total Exercised Money During the Month (HKD) 442,000

Equity Warrants : N/A

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles : N/A

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
3. Bonus Issue			Issue and allotment date : (dd/mm/yyyy)	(	)	-
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	-
6. Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	-
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-
8. Other (Please specify) ______________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	-

Remarks:

____

____

Authorised signature: ______________________

Name: Stella Chan Chui Sheung

Title: Company Secretary

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 267)

POLL RESULTS OF ANNUAL GENERAL MEETING HELD ON 8 MAY 2008

At the Annual General Meeting of CITIC Pacific Limited ("the Company") held on 8 May 2008 ("the AGM"), all the resolutions were approved by shareholders by poll voting. The number of shares represented by votes for and against the respective resolutions at the AGM was as follows:-

RESOLUTIONS		Number of Votes (%)	
		For	Against
1	To adopt the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2007.	1,441,929,116 (100%)	0 (0%)
2	To declare a final dividend for the year ended 31 December 2007.	1,470,370,452 (100%)	0 (0%)
3(a)	To re-elect Mr. Henry Fan Hung Ling as Director.	1,468,706,452 (99.9053%)	1,392,000 (0.0947%)
3(b)	To re-elect Mr. Carl Yung Ming Jie as Director.	1,468,656,452 (99.9019%)	1,442,000 (0.0981%)
3(c)	To re-elect Mr. Leslie Chang Li Hsien as Director.	1,468,704,452 (99.9053%)	1,392,000 (0.0947%)
3(d)	To re-elect Mr. Li Shilin as Director.	1,467,712,452 (99.8378%)	2,384,000 (0.1622%)
3(e)	To re-elect Mr. Hamilton Ho Hau Hay as Director.	1,469,803,452 (99.9801%)	293,000 (0.0199%)

3(f)	To re-elect Mr. André Desmarais as Director.	1,468,138,452 (99.8668%)	1,958,000 (0.1332%)
3(g)	To re-elect Mr. Kwok Man Leung as Director.	1,276,375,051 (86.8225%)	193,721,401 (13.1775%)
4	To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorise the Board of Directors to fix their remuneration.	1,469,752,327 (99.9595%)	595,000 (0.0405%)
5	To grant a general mandate to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution.	1,257,576,761 (85.5006%)	213,262,891 (14.4994%)
6	To grant a general mandate to the Directors to purchase or otherwise acquire shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution.	1,470,843,497 (99.9994%)	9,155 (0.0006%)
7	To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (6) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (5).	1,260,334,761 (85.6872%)	210,519,891 (14.3128%)
8	To fix the director's fee of each of the Non-executive Directors at HK$200,000 per annum.	1,470,283,297 (99.9945%)	81,155 (0.0055%)

As more than 50% of the votes were cast in favour of each of the above resolutions, all the resolutions were passed as ordinary resolutions at the AGM.

For and on behalf of
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 8 May 2008

Notes :

1. The total number of shares entitling the holder to attend and vote for or against the resolutions at the AGM was 2,196,986,160 shares. None of these 2,196,986,160 shares were the shares entitling the holder to attend and vote only against the resolutions at the AGM.

2. KPMG, Certified Public Accountants, was appointed as the scrutineer for the voting-taking at the AGM. The poll results were subject to scrutiny by KPMG, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by Tricor Tengis Limited, Share Registrars of CITIC Pacific Limited, to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED
2008 MAY 22 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
30	04	2008

至 To

日 DD	月 MM	年 YYYY
30	04	2008

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	8,000
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	434,000

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	878,794,464

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司

地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

電話 Tel: 2820 2111 傳真 Fax: 2918 4838

電郵地址 E-mail Address: -

檔號 Reference: -

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填寫本欄

Your Receipt
Companies Registry
H.K.

09/05/2008 14:58:42

Submission No.:	234108951/1
CR NO.:	0145656
Sh. Form.:	SC1
Revenue Code	Amount(HKD)
08	$434.00

Receipt No.	Method	Amount(HKD)
342340153800	Chq	$434.00
Total Paid		$434.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	20,000	HKD0.40	HKD22.10	Nil	HKD21.70	HKD434,000

(Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) **分配上述(B)項股份的代價**
Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
Chen Meng	32/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	20,000	
	各類別股份分配的總數 Total Shares Allotted by Class	20,000	Nil

簽署 Signed :

姓名 Name : Chan Chui Sheung, Stella

~~董事 Director~~／秘書 Secretary *

日期 Date : 09/05/2008

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的 **2007** 年度分紅派息公告。 大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2008-012

大冶特殊钢股份有限公司
2007 年度分红派息公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

大冶特殊钢股份有限公司 2007 年度分红派息方案已获 2008 年 4 月 18 日召开的 2007 年年度股东大会审议通过，详细信息刊登于 2008 年 4 月 19 日的《中国证券报》、《证券时报》、《上海证券报》和巨潮资讯网。现将分红派息事宜公告如下：

一、分红派息方案

公司 2007 年度分红派息方案为：以公司现有总股本 449,408,480 股为基数，向全体股东每 10 股派 2 元人民币现金（含税，扣税后，个人股东、投资基金实际每 10 股派 1.8 元人民币现金）。

二、股权登记日、除息日和红利发放日

1、股权登记日：2008 年 5 月 21 日；

2、除息日：2008年5月22日；

3、红利发放日：2008年5月22日。

三、分红派息对象

本次分红派息的对象为：截止2008年5月21日下午深圳证券交易所收市后，在中国证券登记结算有限责任公司深圳分公司登记在册的本公司全体股东。

四、分红派息的方法

1、本次无限售条件流通股及高管锁定股份的现金股息于2008年5月22日通过股东托管证券商直接划入其资金帐户；

2、本次有限售条件流通股的现金股息由本公司直接派发。

五、咨询机构

1、咨询地址：湖北省黄石市黄石大道316号大冶特殊钢股份有限公司董事会秘书室

2、咨询联系人：彭百条　周开明

3、咨询电话：0714-6297373

4、咨询传真：0714-6297280

六、备查文件

大冶特殊钢股份有限公司2007年年度股东大会决议及公告

特此公告。

大冶特殊钢股份有限公司

董　事　会

2008年5月14日

香港，　二零零八年五月十四日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)
Stock Code: 267

CONNECTED TRANSACTION

The Board announces that on 16 May 2008, Xingcheng (a 79% owned subsidiary of CITIC Pacific), Ipson (a wholly owned subsidiary of CITIC Pacific) and Perfect Future entered into the Joint Venture Agreement for the formation of Jiangsu Metalwork. Jiangsu Metalwork will be owned as to 51% by Xingcheng, 39.2% by Ipson and 9.8% by Perfect Future.

The registered capital and the total investment of Jiangsu Metalwork are US$12,000,000 (approximately HK$93,600,000) and US$29,800,000 (approximately HK$232,440,000) respectively. The total considerations paid by the Group for the acquisition of the 90.2% interest in aggregate in Jiangsu Metalwork amounts to RMB126,036,460 (approximately HK$138,640,000).

Perfect Future is a connected person of the Company as it is a substantial shareholder of certain subsidiaries of the Company engaging in steel manufacturing business. Perfect Future is also an associate of a director of some subsidiaries of the Company. Hence, the formation of the JV constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. As each of the applicable percentage ratios calculated pursuant to Rules 14.07 and 14.15(2) of the Listing Rules is more than 0.1% but less than 2.5%, the formation of the JV is only subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules. Details of the Joint Venture Agreement are accordingly disclosed in this announcement and will be disclosed in the Company's next published annual report.

DETAILS OF THE JOINT VENTURE AGREEMENT

Date:	16 May 2008
Parties:	(1) Xingcheng, a 79% owned subsidiary of the Company; (2) Ipson, a wholly owned subsidiary of the Company; and (3) Perfect Future
Scope of Business:	Development and production of alloy and metal hardware for construction, instrument and daily use
Total Investment:	US$29,800,000 (approximately HK$232,440,000)
Registered Capital:	US$12,000,000 (approximately HK$93,600,000), owned as to: (1) 51% by Xingcheng (i.e. US$6,120,000 (approximately HK$47,736,000)); (2) 39.2% by Ipson (i.e. US$4,704,000 (approximately HK$36,691,200)); and (3) 9.8% by Perfect Future (i.e. US$1,176,000 (approximately HK$9,172,800)) The registered capital has been fully contributed by the former shareholders of Jiangsu Metalwork.
Pre-emptive Rights:	Any transfer of interest in Jiangsu Metalwork by its shareholders is subject to the pre-emptive rights of the other shareholders.
Term:	50 years from the date of issue of the business license of Jiangsu Metalwork (i.e. 17 July 2002).
Board Composition:	The board of Jiangsu Metalwork will consist of 9 directors. Xingcheng, Ipson and Perfect Future shall have right to appoint 4 directors, 4 directors and 1 director respectively. The chairman of the board will be appointed by Xingcheng.

The terms of the Joint Venture Agreement have been arrived at after arm's length negotiations. Pursuant to, and immediately after the execution of, the Joint Venture Agreement, the Parties executed the related articles of association of Jiangsu Metalwork to incorporate the material terms of the Joint Venture Agreement. The Joint Venture Agreement will take effect upon the approval by the relevant PRC authority.

BACKGROUND OF JIANGSU METALWORK

Jiangsu Metalwork was established on 17 July 2002 by two former shareholders, which are not connected persons of the Company. On 16 May 2008, Xingcheng, Ipson and Perfect Future acquired 51%, 39.2% and 9.8% interest of Jiangsu Metalwork respectively from the two former shareholders. The total considerations paid by the Group for the acquisition of the 90.2% interest in aggregate in Jiangsu Metalwork amounts to RMB126,036,460 (approximately HK$138,640,000), which is determined after arm's length negotiation with reference to the market value of the Property and taking into

account the potential use of the Property for future expansion and development of Xingcheng business. The consideration paid by Perfect Future for the acquisition of the 9.8% interest in aggregate in Jiangsu Metalwork amounts to RMB13,693,540 (approximately HK$15,063,000). Immediately before the former shareholders sold their interest in Jiangsu Metalwork to the Group and Perfect Future, the registered capital and the total investment of Jiangsu Metalwork are US$12,000,000 (approximately HK$93,600,000) and US$29,800,000 (approximately HK$232,440,000) respectively.

Immediately before Jiangsu Metalwork was acquired by the Group and Perfect Future, Jiangsu Metalwork had to divest all its assets and liabilities save for the Property. The book value of the Property as at 31 December 2007 was RMB56,476,679 (approximately HK$62,124,347) comprising RMB10,395,627 (approximately HK$11,435,190) for the land and RMB46,081,052 (approximately HK$50,689,157) for the building erected thereon. After Xingcheng, Ipson and Perfect Future complete the acquisition, Jiangsu Metalwork will demolish the building.

REASONS FOR AND BENEFITS OF THE TRANSACTION

Jiangsu Metalwork is in close proximity to current Xingcheng production facilities, the acquisition provides the Group spacious land site for future expansion and development of Xingcheng business.

The Directors, including the independent non-executive Directors, are of the view that the terms of the Joint Venture Agreement are on normal commercial terms, in the ordinary and usual course of business of the Group and are fair and reasonable and in the interests of the Shareholders as a whole.

INFORMATION OF THE PARTIES

The Group is engaged in a diversified range of business, including manufacturing of special steel, iron ore mining, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and marketing and distribution.

Insofar as the Company is aware, Perfect Future is an investment holding company.

GENERAL

Perfect Future is a connected person of the Company as it is a substantial shareholder of certain subsidiaries of the Company engaging in steel manufacturing business. Perfect Future is also an associate of a director of some subsidiaries of the Company. Hence, the formation of the JV constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. As each of the applicable percentage ratios calculated pursuant to Rules 14.07 and 14.15(2) of the Listing Rules is more than 0.1% but less than 2.5%, the formation of the JV is only subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules. Details of the Joint Venture Agreement are accordingly disclosed in this announcement and will be disclosed in the Company's next published annual report.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

"associate", "connected person" and "substantial shareholder"	have the meaning given to them by the Listing Rules
"Board"	the board of Directors
"Company" or "CITIC Pacific"	CITIC Pacific Limited 中信泰富有限公司, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Ipson"	長越投資有限公司 (Ipson Investments Limited), a company incorporated in Hong Kong with limited liability
"Jiangsu Metalwork"	江蘇法爾勝彰沅金屬製品有限公司(Jiangsu Fasten Zhangyuan Metalwork Co., Ltd.), a joint venture company established in the PRC, which is to be renamed as 江陰興澄鋼材製品有限公司 (Jiangyin Xingcheng Metalwork Co., Ltd.)
"Joint Venture Agreement"	the joint venture agreement of Jiangsu Metalwork dated 16 May 2008 between Xingcheng, Ipson and Perfect Future for the formation of the JV
"JV"	the joint venture arrangement in respect of Jiangsu Metalwork
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Perfect Future"	尙康國際有限公司 (Perfect Future International Limited), a company incorporated in Hong Kong with limited liability
"PRC"	People's Republic of China
"Property"	the land with an area of approximately 266,155 square metre located at 89 Cheng Jiang Dong Lu, Jiangyin Economic Development Area and the building erected thereon
"Shareholders"	the shareholders of the Company

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Xingcheng"	江陰興澄特種鋼鐵有限公司 (Jiangyin Xingcheng Special Steel Works Co., Ltd.), a company incorporated in the PRC with limited liability

For reference only, the exchange rates of US$ to HK$ adopted in this announcement is US$1.00 to HK$7.80 and the exchange rates of RMB to HK$ adopted in this announcement is RMB1.00 to HK$1.10.

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 16 May 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

END